EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Synta Pharmaceuticals Corp.

We consent to the incorporation by reference in the registration statement on Form S-8 of Synta Pharmaceuticals Corp. with respect to the consolidated balance sheets of Synta Pharmaceuticals Corp. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, and the period from inception (March 10, 2000) to December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Synta Pharmaceuticals Corp.

Our report includes a paragraph that states that the Company adopted Statement of Financial Accounting Standard (SFAS) No.123R, Share-Based Payment, effective January 1, 2006.

/s/ KPMG LLP

Boston, Massachusetts

April 4, 2007